Vislink Technologies Inc.

240 S. Pineapple Avenue, Suite 701

Sarasota, Florida 34236

July 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

RE:	Vislink Technologies Inc. (the “Company”)
File No. 333-232451
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vislink Technologies Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Thursday, July 11, 2019, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at 212-660-3060. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Very truly yours,

Vislink Technologies Inc.

By:	/s/ Roger Branton
Roger Branton
Chief Executive Officer